UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January ember 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 9.4% increase in December 2018 passenger traffic and a 9.7% increase for the full year 2018

•	The Monterrey (+9.2%), Ciudad Juárez (+24.8%), and Culiacán (+6.8%) airports contributed most to traffic growth

Monterrey, Mexico, January 7, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 9.4% in December 2018, as compared to December 2017. Domestic traffic increased 10.1%, and international traffic increased 4.8%.

During December 2018, domestic traffic increased in eleven of our airports, with the largest increases in:

•	Monterrey (+9.8%), benefitted from increases in the number of passengers on the Mexico City, Cancún and Guadalajara routes.

•	Ciudad Juárez (+24.5%) as a result of increased traffic on the Bajío, Guadalajara and Mexico City routes.

•	Culiacán (+6.5%) due to increased traffic on the Tijuana route.

In December 2018, Vivaaerobus started flying the Culiacán – Mexico City, Mazatlán – La Paz, Monterrey – Los Angeles and Monterrey – Las Vegas routes. In addition, Aeroméxico Connect opened the Ciudad Juárez – Tijuana, Culiacán – Tijuana, Chihuahua – Tijuana and Monterrey – Denver routes; Sunwing opened the Mazatlán – Montreal route and Volaris opened the Zihuatanejo – Chicago route.

International traffic grew in ten airports in December, with the largest increase in Monterrey (+6.0%), as a result of increases in the number of passengers on the Dallas route.

Of total passenger traffic, 99.1% was commercial, and 0.9% was general aviation.

For the full year 2018, total passenger traffic increased 9.7% to 21.6 million passengers, the 9th consecutive annual increase. Domestic passenger traffic grew 10.4% and international passenger traffic grew 4.4%.

During 2018, a total of 51 routes opened in OMA’s airports: 40 domestic and 11 international. The airports with the largest number of new routes were Monterrey (16 routes), Culiacán (6 routes), and Ciudad Juárez (5 routes).

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated January 08, 2019